UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

24HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90131T208
(CUSIP Number)

Mitchell R. Kulick, Esq. General Counsel Iroquois Capital Management LLC 641 Lexington Avenue, 26th Floor New York, New York 10022

(212) 974-3070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90131T208

1.	Names of Reporting Persons.
IROQUOIS CAPITAL MANAGEMENT LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).......AF...............................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization .....Delaware............................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power .................................................................................................

	8.	Shared Voting Power ......... 693,558………….............................................................

	9.	Sole Dispositive Power............................................................................................

	10.	Shared Dispositive Power ...693,558.............................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 693,558.......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) ..............33.5%.............................

14.	Type of Reporting Person (See Instructions) .......OO...........................................................................................................................................

CUSIP No. 90131T208

1.	Names of Reporting Persons.
Joshua Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).......AF...............................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization .....United States.......................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ..............................................................................................

	8.	Shared Voting Power .............693,558………...........................................................

	9.	Sole Dispositive Power.............................................................................................

	10.	Shared Dispositive Power ......693,558........................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 693,558.......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) ..............33.5%.............................

14.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................

CUSIP No. 90131T208

1.	Names of Reporting Persons.
Richard Abbe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).......AF...............................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization .......... United States.......................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ..............................................................................................

	8.	Shared Voting Power .........…693,558……….............................................................

	9.	Sole Dispositive Power.............................................................................................

	10.	Shared Dispositive Power ........693,558.............................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 693,558.......

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) ..............33.5%.............................

14.	Type of Reporting Person (See Instructions) .......IN...........................................................................................................................................

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”) of 24Holdings, Inc., whose principal executive offices are located at 133 Summit Avenue, Suite 22, Summit, New Jersey 07901 (the “Issuer”).

Item 2. Identity and Background.

(a)  This statement is filed by Iroquois Capital Management LLC, a Delaware limited liability company (“Iroquois”), Joshua Silverman, an individual (“Mr. Silverman”) and Richard Abbe, an individual (“Mr. Abbe”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)  The principal business address of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.

(c)  Iroquois is a registered investment adviser that provides investment advisory services to Iroquois Master Fund Ltd., a Cayman Islands exempted limited company (the “Fund”).  Each of Mr. Silverman and Mr. Abbe is a founding member of Iroquois.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Silverman and Abbe are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Iroquois acquired the 693,558 Shares it beneficially owns utilizing available and uncommitted cash in the following transactions: (i) 349,348 Shares were purchased pursuant to a Chapter 7 Bankruptcy sale on April 29, 2013 for an aggregate purchase price of $68,000 ($0.194648 per Share); and (ii) 344,210 Shares were purchased from the Issuer on May 9, 2013 at a purchase price of $67,000 ($0.1946488 per Share).

Item 4.  Purpose of Transaction.

The Issuer is a public shell company. The Shares were acquired by Iroquois to acquire a significant equity interest in the Issuer in contemplation of the Issuer acquiring, in the future by merger or other form of transaction, a company with a viable operating business.  The Reporting Persons may from time to time identify potential operating businesses for the Issuer’s consideration as a merger or transactional candidate.  The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.  Interest in Securities of the Issuer.

(a)  The aggregate percentage of Shares owned by each Reporting Person is based upon 2,071,644 Shares of the Issuer outstanding as of May 9, 2013.

As of May 9, 2013, Iroquois beneficially owned 693,558 Shares, constituting approximately 33.5% of the Shares outstanding.  Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund.  As such, each of Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of the Shares held by the Fund.  Messrs. Abbe and Silverman have shared voting and dispositive power with respect to the Shares owned by Iroquois by virtue of their shared authority to vote and dispose of such Shares.  Each of Messrs. Abbe and Silverman disclaims beneficial ownership of the Shares held by the Fund, except to the extent of their pecuniary interest therein.

(b)  By virtue of their shared authority to vote and dispose of such Shares, Messrs. Abbe and Silverman have shared voting and dispositive power with respect to the Shares reported in this Schedule 13D.

(c)  On April 29, 2013, the Reporting Persons purchased 349,348 Shares of the Issuer at a purchase price of $68,000, or $0.194648 per Share, from the Chapter 7 Trustee of the Estates of Rodman & Renshaw, LLC, Direct Markets, Inc., and Direct Markets Holdings, Corp. in Chapter 7 bankruptcy proceedings pending in the United States Bankruptcy Court for the Southern District of New York (Cases No. 13-10087, 13-10088 and 13-10089).

On May 9, 2013, the Reporting Persons purchased 344, 210 Shares of the Issuer at a purchase price of $67,000, or $0.1946488 per Share, from the Issuer in a private placement transaction.  The offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Sections 4(a)(2) and 4(a)(5) of the Act.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 9, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the Shares of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.
99.1	Joint Filing Agreement by and among Iroquois, Mr. Abbe and Mr. Silverman, dated May 9, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2013	IROQUOIS CAPITAL MANAGEMENT LLC

	By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.001 per share, of 24Holdings, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 9, 2013	IROQUOIS CAPITAL MANAGEMENT LLC

	By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe